For Immediate Release                                                  CONTACTS:
February 14, 2000                                          Columbia Energy Group
                                          Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044
                                                               Kekst and Company
                                                    Michael Freitag (News Media)
                                                                    212/521-4800

COLUMBIA ENERGY GROUP STATEMENT
ON NISOURCE TENDER OFFER WITHDRAWAL

         HERNDON, Va., Feb. 14 -- Columbia Energy Group today issued the following statement:

         In October 1999, Columbia's board authorized management to explore strategic alternatives to generate value in excess of that which Columbia's business plan or NiSource's unsolicited proposal could create. That process continues and, as Columbia has said before, involves NiSource and other companies. NiSource has withdrawn its unsolicited tender offer, which the Columbia board had previously determined was inadequate and not in the best interests of Columbia shareholders.

         Columbia is considering a variety of possible transactions, including a merger, reorganization or the disposition of a material amount of stock or assets. As the company has stated before, there can be no assurance that any discussions will result in a transaction or other action.

         Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales, electric power generation and retail energy marketing. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at www.columbiaenergygroup.com.


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